SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on November 24, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

On November 23, 2009, Diedrich issued a press release announcing that it received a revised offer from Green Mountain Coffee Roasters, Inc. (“GMCR”) to enter into a merger transaction pursuant to which GMCR would acquire all of the outstanding shares of Common Stock of Diedrich for $32.00 per share in cash (the “Revised GMCR Proposal”), an increase of $2.00 per share over GMCR’s prior offer. As with its prior offer, GMCR included with the Revised GMCR Proposal a merger agreement signed by GMCR that contains substantially the same terms (other than the amount and form of consideration) as the Merger Agreement with Peet’s. A complete copy of the press release issued by Diedrich is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.

GMCR submitted the Revised GMCR Proposal in response to a binding offer received by Diedrich from Peet’s in which Peet’s proposed to pay to Diedrich’s stockholders a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Common Stock tendered and accepted in the Offer (the “Revised Peet’s Proposal”), representing total consideration of $32.00 per share based on the closing price of Peet’s common stock on Friday, November 20, 2009 of $38.00 per share. The stock component of the revised purchase price is based on a fixed exchange ratio, so the value of that component will increase or decrease with changes in the market price of Peet’s common stock. As required under the terms of the Merger Agreement with Peet’s, on Monday, November 23, 2009, Diedrich transmitted to Peet’s notice of the Revised GMCR Proposal.

After reviewing the initial $30.00 per-share offer from GMCR, the Board of Directors of Diedrich (the “Board”) had determined that it constituted a “Superior Proposal” to the terms of the Merger Agreement with Peet’s. As required under the terms of the Merger Agreement, on November 20, 2009, Diedrich transmitted to Peet’s notice of the Board’s determination. Under the terms of the Merger Agreement, Peet’s has until 5:00 p.m. Pacific Time on Friday, November 27, 2009 to negotiate with Diedrich to amend the Merger Agreement or the offer in a manner that the Diedrich Coffee Board determines is at least as favorable to Diedrich Coffee’s stockholders as the Revised GMCR Proposal. As part of those negotiations, Peet’s submitted the Revised Peet’s Offer to Diedrich; and GMCR subsequently submitted the Revised GMCR Offer.

In light of the different forms of consideration in the Revised Peet’s Proposal and the Revised GMCR Proposal, the Board is continuing to analyze the two offers to determine whether the Revised GMCR Proposal continues to be a Superior Proposal to the terms of the Merger Agreement and the Offer (as amended by the Revised Peet’s Proposal). Diedrich intends to make an announcement promptly after a determination is reached by the Board.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(9)	Press Release issued by Diedrich Coffee, Inc. on November 24, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer